UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2024

Chenghe Acquisition I Co.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41246	98-1605340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

38 Beach Road #29-11 South Beach Tower Singapore		189767
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (+65) 9851 8611

LatAmGrowth SPAC

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	LATGU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	LATG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced on December 22, 2023, Chenghe Acquisition I Co., a Cayman Islands exempted company limited by shares (“Chenghe”), entered into an Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”), with FST Corp., a Cayman Islands exempted company limited by shares (“CayCo”), FST Merger Ltd., a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of CayCo, (“Merger Sub”) and Femco Steel Technology Co., Ltd., a company limited by shares incorporated and in existence under the laws of Taiwan with uniform commercial number of 04465819 (the “Company,” and together with CayCo and Merger Sub, the “Company Parties”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub shall be merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of CayCo (the “Merger”), and Chenghe will change its name to “FST Ltd.” (the “Business Combination”).

On August 1, 2024, the Company issued the current report announcing the opening of the flag ship store for its propriety brand KBS in Taipei, Taiwan.

The information in this Item 8.01 and Exhibits 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Chenghe under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CayCo filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which includes a proxy statement to Chenghe shareholders and a prospectus for the registration of CayCo securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all Chenghe shareholders as of the record date to be established for voting on the proposed Business Combination and will contain important information about the proposed Business Combination and related matters. Shareholders of Chenghe and other interested persons are advised to read these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Chenghe, the Company and CayCo and the proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Chenghe, the Company and CayCo will also file other documents regarding the proposed Business Combination with the SEC.

This current report is provided for informational purposes only and contains information with respect to the proposed Business Combination between Chenghe, FST, CayCo and Merger Sub. This current report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chenghe and CayCo through the website maintained by the SEC at www.sec.gov. The documents filed by Chenghe and CayCo with the SEC also may be obtained free of charge upon written request to Chenghe Acquisition I Co., 38 Beach Road #29-11, South Beach Tower, Singapore.

Participants in the Solicitation

This current report is not a solicitation of a proxy from any investor or securityholder. Chenghe, FST, CayCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Chenghe’s shareholders in connection with the proposed business combination. A list of the names of the directors, executive officers, other members of management and employees of Chenghe and the Company, as well as information regarding their interests in the business combination, is contained in the Registration Statement filed with the SEC by CayCo. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This current report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This current report contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to Chenghe, the Company and CayCo. No representations or warranties, express or implied are given in, or in respect of, this press release. These forward-looking statements are based on Chenghe’s, the Company’s and CayCo’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, without limitation, statements regarding future financial and operating results, Chenghe’s, the Company’s and CayCo’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Chenghe and CayCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Chenghe nor the Company and CayCo presently know, or that Chenghe and the Company and/or CayCo currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Chenghe, the Company nor CayCo undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated as of August 1, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chenghe Acquisition I Co.

By:	/s/ Yixuan Yuan
Name:	Yixuan Yuan
Title:	Chief Executive Officer

Date: August 1, 2024